UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GOLD TORRENT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38075A107

(CUSIP Number)

Fuse Capital, LLC

40 Hemlock Drive

Roslyn NY, 11576

516-621-2289

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38075A107

1	NAMES OF REPORTING PERSONS Mark Burnett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	2,237,628 (1)

	8	SHARED VOTING POWER:	0

	9	SOLE DISPOSITIVE POWER:	2,237,628 (1)

	10	SHARED DISPOSITIVE POWER:	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,237,628
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.13% (based on 20,110,552 shares issued and outstanding as of February 6, 2018)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Represents shares held by Fuse Capital, LLC, a New York limited liability company, of which Mr. Burnett is the sole member and managing member, and over which he has sole voting and dispositive power.

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CUSIP No. 38075A107

1	NAMES OF REPORTING PERSONS Fuse Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	2,237,628 (1)

	8	SHARED VOTING POWER:	0

	9	SOLE DISPOSITIVE POWER:	2,237,628 (1)

	10	SHARED DISPOSITIVE POWER:	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.13% (based on 20,110,552 shares issued and outstanding as of February 6, 2018)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

 (1) Mark Burnett is the sole member of Fuse Capital, LLC, and in this capacity he holds sole voting and dispositive power over the securities held by the company.

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Amendment No. 1 to Schedule 13D

This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 10, 2013 (the “Schedule 13D”).

ITEM 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated by the following:

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $0.001 per share (“Common Stock”), of Gold Torrent, Inc., a Nevada corporation (the “Company”). The address of the principal executive offices of the Company is 960 Broadway Avenue, Suite 160, Boise, Idaho 83707.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated by the following:

(a) This statement is being filed by Mark Burnett and Fuse Capital, LLC (together, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 40 Hemlock Drive, Roslyn, NY 11576.

(c) Mark Burnett is the sole member and the managing member of Fuse Capital, LLC, whose principal business address is 40 Hemlock Drive, Roslyn, NY 11576. Fuse Capital, LLC specializes in long and short-term financing for small and medium-sized companies.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States/New York

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Item 3 of the Schedule 13D is hereby amended and restated by the following:

Since filing the Schedule 13D, it has come to the attention of the Reporting Person that the amount of the Reporting Person’s holdings was calculated incorrectly in the initial 13D filing, and the Schedule 13D should be amended and restated to reflect an aggregate total of 2,237,628 shares of the Company’s Common Stock owned by the Reporting Person.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated by the following:

All of the Company’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

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ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated by the following:

(a) Mark Burnett beneficially owns, together with Fuse Capital, LLC, an aggregate of 2,237,628 shares of Common Stock, or 11.13% of the Company’s issued and outstanding shares of Common Stock (based on 20,110,552 shares issued and outstanding as of February 6, 2018). All shares are directly held by Fuse Capital, LLC.

  Mr. Burnett is the sole member and the managing member of Fuse Capital, LLC, and in such capacity he has voting and dispositive power over the securities held by the company.

(b) Mr. Burnett may be deemed to hold shared voting and dispositive power over 2,237,628 shares of Common Stock.

  Fuse Capital, LLC, may be deemed to hold shared voting and dispositive power over 2,237,628 shares of Common Stock.

(c) Except as otherwise described herein, the Reporting Persons have not effected any transactions with respect to the Common Stock in the past sixty days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 2,237,628 shares of common stock reported in Item 5(a).

(e) Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2018	/s/ Mark Burnett
	Name:	Mark Burnett

FUSE CAPITAL

Date: March 2, 2018	/s/ Mark Burnett
	Name:	Mark Burnett, Managing Member

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